Exhibit 97

RANGE RESOURCES CORPORATION

Clawback Policy

Effective October 8, 2023

Purpose

As required pursuant to the listing standards of the New York Stock Exchange (the “Stock Exchange”), Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 under the Exchange Act, the Board of Directors (the “Board”) of Range Resources Corporation (the “Company”) has adopted this Clawback Policy (the “Policy”) to require the Company, as directed by the Board or the Compensation Committee of the Board (the “Committee”), to recover Covered Compensation (as defined below) erroneously awarded to a Covered Officer (as defined below) in the event of an Accounting Restatement (as defined below).

Notwithstanding anything in this Policy to the contrary, at all times, this Policy remains subject to interpretation and operation in accordance with the final rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”), the final listing standards adopted by the Stock Exchange, and any applicable SEC or Stock Exchange guidance or interpretations issued from time to time regarding such Covered Compensation recovery requirements (collectively, the “Final Guidance”). Questions regarding this Policy or the Final Guidance should be directed to the Company’s General Counsel. As of and after the effective date noted above, this Policy supersedes any other current policy of the Company directly relating to this subject matter.

Policy Statement

Unless a Clawback Exception (as defined below) applies, the Company will recover reasonably promptly from each Covered Officer the Covered Compensation that was Received (as defined below) by such Covered Officer in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each, an “Accounting Restatement”). If a Clawback Exception applies with respect to one or more Covered Officers, the Company may forgo such recovery under this Policy from any such Covered Officer(s). The Committee shall be responsible for determining, in its reasonable discretion, the amount of Covered Compensation to be recovered from each Covered Officer.

Covered Officers

For purposes of this Policy, “Covered Officer” is defined as any current or former “Section 16 officer” of the Company within the meaning of Rule 16a-1(f) under the Exchange Act, as determined by the Board or the Committee, who served at any time during an applicable Recovery Period (as defined below). Covered Officers include, at a minimum, “executive officers” as defined in Rule 3b-7 under the Exchange Act and identified under Item 401(b) of Regulation S-K. Without limiting the foregoing, the “executive officers” of the Company shall include at all times the Chief Executive Officer, President, any Executive Vice President and any Senior Vice President, and may include any other Company Vice President determined by the Committee to be a Covered Officer and to have Received any Covered Compensation.

Covered Compensation

For purposes of this Policy:

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“Covered Compensation” is defined as the entire amount (without any reduction) of Incentive-Based Compensation (as defined below) Received during the applicable Recovery Period that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received during such Recovery Period had it been determined based on the relevant restated amounts, and computed on the “gross” amount(s) Received without regard to any taxes paid, whether paid by the Company or the Covered Officer.

Incentive-Based Compensation that is Received by a Covered Officer will only qualify as Covered Compensation if: (i) it is Received after such Covered Officer begins service as a Covered Officer; (ii) such Covered Officer served as a Covered Officer at any time during the performance period for such Incentive-Based Compensation; and (iii) it is Received while the Company has a class of securities listed on a national securities exchange or a national securities association.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Covered Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of such Incentive-Based Compensation that is deemed to be Covered Compensation will be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and the Company will maintain and provide to the Stock Exchange documentation of the determination of such reasonable estimate.

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“Incentive-Based Compensation” is defined as any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (as defined below). For purposes of clarity, Incentive-Based Compensation includes compensation that is in any plan, other than tax-qualified retirement plans (such as the Company’s 401(k) plan), including long term disability, life insurance, and supplemental executive retirement plans, and any other compensation that is based on such Incentive-Based Compensation, such as earnings accrued on notional amounts of Incentive-Based Compensation contributed to such plans.

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“Financial Reporting Measure” is defined as a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Non-GAAP financial measures, stock price and total shareholder return are also Financial Reporting Measures.

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Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Recovery Period

For purposes of this Policy, the applicable “Recovery Period” is defined as the three completed fiscal years immediately preceding the Trigger Date (as defined below) and, if applicable, any transition period resulting from a change in the Company’s fiscal year within or immediately following those three completed fiscal years (provided, however, that if a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year comprises a period of nine to 12 months, such period would be deemed to be a completed fiscal year).

For purposes of this Policy, the “Trigger Date” as of which the Company is required to prepare an Accounting Restatement is the earlier to occur of: (i) the date that the Board, the Committee or other applicable Board committee, or officers authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare the Accounting Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare the Accounting Restatement.

Clawback Exceptions

The Company is required to recover all Covered Compensation that was Received by a Covered Officer in the event of an Accounting Restatement unless (i) one of the following conditions are met and (ii) the Committee has made a determination that recovery would be impracticable in accordance with Rule 10D-1 under the Exchange Act (under such circumstances, a “Clawback Exception” applies):

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the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (and the Company has already made a reasonable attempt to recover such erroneously awarded Covered Compensation from such Covered Officer, has documented such reasonable attempt(s) to recover, and has provided such documentation to the Stock Exchange);

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recovery would violate a Covered Officer’s home country law that was adopted prior to November 28, 2022 (and the Company has already obtained an opinion of home country counsel, acceptable to the Stock Exchange, that recovery would result in such a violation, and provided such opinion to the Stock Exchange); or

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recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code and regulations thereunder. For purposes of clarity, this Clawback Exception only applies to tax-qualified retirement plans and does not apply to other plans, including long term disability, life insurance, and supplemental executive retirement plans, or any other compensation that is based on

Incentive-Based Compensation in such plans, such as earnings accrued on notional amounts of Incentive-Based Compensation contributed to such plans.

Prohibitions

The Company is prohibited from paying or reimbursing the cost of insurance for, or indemnifying, any Covered Officer against the loss of erroneously awarded Covered Compensation.

Administration and Interpretation

The Committee will administer this Policy in accordance with the Final Guidance, and will have full and exclusive authority and discretion to supplement, amend, repeal, interpret, terminate, construe, modify, replace and/or enforce (in whole or in part) this Policy, including the authority to correct any defect, supply any omission or reconcile any ambiguity, inconsistency or conflict in the Policy, subject to the Final Guidance. To the extent this Policy conflicts with any provision in an existing or future written agreement between the Company and the Covered Officer, the provisions of this Policy shall control. This Policy is in addition to and, unless expressly provided otherwise in this Policy, is not intended to change or interpret any federal or state law or regulation, including the Delaware General Corporation Law, the Restated Certificate of Incorporation, as amended, of the Company, or the Amended and Restated Bylaws of the Company. The Committee will review the Policy from time to time and will have full and exclusive authority to take any action it deems appropriate. The Committee shall be permitted to engage, in its sole discretion, any professional advisor(s) or consultant(s) to assist the Committee in fulfilling its obligations under this Policy.

The Committee will have the authority to offset any compensation or benefit amounts that become due to the applicable Covered Officers to the extent permissible under Section 409A of the Internal Revenue Code of 1986, as amended, and as it deems necessary or desirable to recover any Covered Compensation. Further, the Committee shall have the right to recover any Covered Compensation from a Covered Officer by any lawful means including, without limitation, the right to cancel future compensation awards to the Covered Officer or by means of offset by cancelling prior grants of Incentive-Based Compensation, whether vested or unvested, restricted or deferred, or paid or unpaid, and/or the forfeiture of previously vested equity awards. The Committee shall maintain the relevant documentation that it utilized in reasonably determining the amount of the Covered Compensation to be recovered from each Covered Officer.

Each Covered Officer, upon being so designated by, or assuming such position with, the Company (i) acknowledges and consents to this Policy, and to being bound by the terms of this Policy, (ii) agrees to fully cooperate with the Company in connection with any of such Covered Officer’s obligations to the Company pursuant to this Policy, and (iii) agrees that the Company may enforce its rights under this Policy through any and all reasonable means permitted under applicable law as it deems necessary or desirable under this Policy.

Disclosure

This Policy, and any recovery of Covered Compensation by the Company pursuant to this Policy that is required to be disclosed in the Company’s filings with the SEC, will be disclosed as required by the Securities Act of 1933, as amended, the Exchange Act, and related rules and regulations, including the Final Guidance. It is the Company’s intention to initially file this Policy as an exhibit to its 2023 Annual Report on Form 10-K (to be filed with the SEC in February 2024).